KALOBIOS PHARMACEUTICALS, INC.

260 East Grand Avenue

South San Francisco, CA 94080

October 16, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Daniel Greenspan
Scot Foley

Re:	KaloBios Pharmaceuticals, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 5, 2012

File No. 000-54735

Dear Mr. Riedler:

This letter is submitted in response to the comments set forth in the letter dated October 12, 2012 from the staff of the United States Securities and Exchange Commission (the “Comment Letter”) regarding the above-captioned proxy statement (the “Proxy Statement”) of KaloBios Pharmaceuticals, Inc. (the “Company”). Because the Proxy Statement is an integrated part of the Company’s proposed registered initial public offering of its common stock, we would appreciate your expeditious review of this response letter. For your convenience, we have repeated and numbered the comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

Proposal 1: Approval of Reverse Stock Split, page 7

1.	Because the number of authorized shares of the Company’s stock will not be reduced proportionately to the reverse split ratio, the reverse split will have the effect of increasing the board’s ability to issue authorized and unissued shares without further shareholder action. Accordingly, please include in the description of your proposed reverse stock split a statement as to any specific plans, arrangements, understandings, etc. to issue your authorized but unissued shares after the split has taken effect.

RESPONSE TO COMMENT 1:

In response to Comment 1 of the Comment Letter, the Company has revised the Proxy Statement by adding the following language to the disclosure provided in Proposal 1 on Page 7 of the Proxy Statement under the heading “Potential Anti-Takeover Effect”:

“Furthermore, other than (i) the issuance of shares of common stock pursuant to the Company’s proposed registered initial public offering of its common stock, (ii) the potential issuance of options to purchase shares of our common stock pursuant to our equity incentive plans and (iii) the potential issuance of shares of capital stock pursuant to the exercise of outstanding options and warrants, the Company does not have any current understanding, arrangement or plan to issue or sell shares of its capital stock after the Reverse Stock Split has taken effect.”

United States Securities and Exchange Commission

October 16, 2012

Proposal 3: Approval of Post-IPO Certificate of Incorporation, page 13

2.	Please summarize each of the material changes you are proposing to make to your certificate of incorporation, including the purpose of these amendments, and the resulting impact they will have on the rights of your shareholders, if any.

RESPONSE TO COMMENT 2:

In response to Comment 2 of the Comment Letter, the Company has revised the disclosure in Proposal 3 on Page 13 and Page 14 of the Proxy Statement under the heading “Reasons and Effect” and the heading “Potential Anti-Takeover Effect,” to provide a summary of the material changes being proposed to the Company’s certificate of incorporation, including the reasons for and the resulting impact on stockholders of such material changes. Both headings have been merged into one heading named “Material Changes and Reasons for the Changes” correspondingly.

Proposal 4: Approval of Post-IPO Bylaws, page 16

3.	Please summarize each of the material changes you are proposing to make to your bylaws, including the purpose of these amendments, and the resulting impact they will have on the rights of your shareholders, if any.

RESPONSE TO COMMENT 3:

In response to Comment 3 of the Comment Letter, the Company has revised the disclosure in Proposal 3 on Page 16 of the Proxy Statement under the heading “Reasons and Effect,” to provide a summary of the material changes being proposed to the Company’s bylaws, including the reasons for and the resulting impact on stockholders of such material changes. The heading itself has also been revised correspondingly.

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In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

United States Securities and Exchange Commission

October 16, 2012

Please do not hesitate to contact me at 650-243-3101 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ David Pritchard
David Pritchard
Chief Executive Officer
KaloBios Pharmaceuticals, Inc.

cc:	Bennett L. Yee, Esq.

David T. Young, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian LLP

1200 Seaport Blvd.

Redwood City, CA 94063